                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               HOOPER HOLMES, INC.
                               -------------------
                                (Name of Issuer)

                     Common Stock, $.04 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    439104100
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages


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---------------------------                -------------------------------------
CUSIP No.  439104100             13G       Page  2   of   6     Pages
          -----------------                     ----    -----
---------------------------                -------------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]

                                                             (b)  [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            531,000
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             89,000
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                531,000
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            89,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           620,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           2.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a)          Name of Issuer:
                   ---------------

                   Hooper Holmes, Inc. (the "Issuer")

Item 1(b)          Address of Issuer's Principal Executive Offices:
                   ------------------------------------------------

                   170 Mt. Airy Road
                   Basking Ridge, New Jersey 07920

Items 2(a)         Name of Person Filing:
                   ----------------------

                   This  statement is being filed by Cumberland
                   Associates LLC. Cumberland Associates LLC is
                   a limited  liability company organized under
                   the laws of the  State of New  York,  and is
                   engaged in the  business of  managing,  on a
                   discretionary  basis,   thirteen  securities
                   accounts (the "Accounts"), the principal one
                   of which is Cumberland  Partners.  K. Tucker
                   Andersen,  Gary  Tynes,  Oscar  S.  Schafer,
                   Bruce  G.  Wilcox,  Glenn  Krevlin,   Andrew
                   Wallach  and  Eleanor  Poppe are the members
                   (the  "Members")  of  Cumberland  Associates
                   LLC.

Item 2(b)          Address of Principal Business Office:
                   -------------------------------------

                   The  address  of  the   principal   business  and
                   office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York,
                   New York 10036.

Item 2(c)          Citizenship:
                   ------------

                   Cumberland  Associates  LLC  is  a  New  York
                   limited  liability   company.   Each  of  the
                   Members is a citizen of the United States.

Item 2(d)          Title of Class of Securities:
                   -----------------------------

                   Common Stock, par value $.04 per share (the "Shares")

Item 2(e)          CUSIP Number:
                   -------------

                   439104100

Item 3             Not Applicable

Item 4.            Ownership:
                   ----------

                                Page 3 of 6 pages

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Item 4(a)          Amount Beneficially Owned:
                   --------------------------

                   As of the date hereof,  Cumberland Associates
                   LLC may be deemed the beneficial owner of 620,000 Shares.

Item 4(b)          Percent of Class:
                   -----------------

                   The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 2.2% of the total number of Shares outstanding.

Item 4(c)          Number of shares as to which such person has:
                   ---------------------------------------------

                   (i)  Sole power to vote or to direct the vote: 531,000

                   (ii) Shared power to vote or to direct the vote: 89,000

                   (iii)Sole power to dispose or to direct the  disposition  of:
                        531,000

                   (iv) Shared power to dispose or to direct the disposition of:
                        89,000

Item 5            Ownership of Five Percent or Less of a Class:
                  --------------------------------------------

                  If this  statement  is being  filed to report
                  the  fact  that  as of the  date  hereof  the
                  reporting   person   has  ceased  to  be  the
                  beneficial owner of more than five percent of the class of securities, check the following. [X]


Item 6            Ownership of More than Five Percent on Behalf
                  of Another Person:
                  ----------------------------------------------

                  The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7            Identification and Classification of the
                  ----------------------------------------
                  Subsidiary Which Acquired the Security Being
                  --------------------------------------------
                  Reported on By the Parent Holding Company:
                  --------------------------------------------

                  Not Applicable



                                Page 4 of 6 Pages

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Item 8            Identification  and Classification of Members of the Group:
                  ------------------------------------------------------------

                  Not Applicable

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                  Not Applicable

Item 10           Certification:
                  --------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                Page 5 of 6 Pages

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 1999

                                            CUMBERLAND ASSOCIATES LLC


                                            By:      /s/ K. Tucker Andersen
                                                -------------------------
                                            Name:  K. Tucker Andersen
                                            Title:  Member





                                Page 6 of 6 Pages